SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

INTERNET GOLD-GOLDEN LINES LTD.
(Name of Registrant)

2 Dov Friedman Street, Ramat Gan 5250301, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Internet Gold-Golden Lines Ltd.

EXPLANATORY NOTE

The Following Exhibits were attached to Bezeq - The Israel Telecommunication Corp. Ltd., or Bezeq, (a controlled subsidiary of B Communications Ltd., itself a subsidiary of Internet Gold) report for the convening of a special general meeting for the approval of the Bezeq's engagement in a transaction that increases Bezeq's holding to 100% of the shares of DBS Satellite Services (1998) Ltd. ("Yes Transaction"), and as were filed with the Israel Securities Authority and the Tel Aviv Stock Exchange:

99.1	Proforma financial statements of Bezeq (assuming the Merger Terms are accepted and the option is exercised, as such terms were defined in Bezeq's report for the convening the general meeting).

99.2	Proforma financial statements of Bezeq (assuming acquisition of 100% of Yes shares).

The above items constitute a translation of the Proforma financial statements published by the Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the only binding and full version and the only one having legal effect. This translation was prepared for convenience purposes only. The link for the full report is: http://maya.tase.co.il/bursa/report.asp?report_cd=949135.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNET GOLD-GOLDEN LINES LTD.
(Registrant)

By:	/s/ Doron Turgeman
Doron Turgeman
Chief Executive Officer

Date: February 19, 2015

EXHIBIT INDEX

The Following Exhibits were attached to Bezeq - The Israel Telecommunication Corp. Ltd., or Bezeq, (a controlled subsidiary of B Communications Ltd., itself a subsidiary of Internet Gold) report for the convening of a special general meeting for the approval of the Bezeq's engagement in a transaction that increases Bezeq's holding to 100% of the shares of DBS Satellite Services (1998) Ltd. ("Yes Transaction"), and as were filed with the Israel Securities Authority and the Tel Aviv Stock Exchange:

99.1	Proforma financial statements of Bezeq (assuming the Merger Terms are accepted and the option is exercised, as such terms were defined in Bezeq's report for the convening the general meeting).

99.2	Proforma financial statements of Bezeq (assuming acquisition of 100% of Yes shares).

The above items constitute a translation of the Proforma financial statements published by the Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the only binding and full version and the only one having legal effect. This translation was prepared for convenience purposes only. The link for the full report is: http://maya.tase.co.il/bursa/report.asp?report_cd=949135.